UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________
Form 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File No. 1-32876
________________
A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Travel + Leisure Co.
Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Travel + Leisure Co.
6277 Sea Harbor Drive
Orlando, Florida 32821

TRAVEL + LEISURE CO. EMPLOYEE SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020	3
Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020	11

SIGNATURE	12

EXHIBIT:
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Participants and Beneficiaries
of the Travel + Leisure Co. Employee Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Travel + Leisure Co. Employee Savings Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EisnerAmper LLP

We have served as the Plan's auditor since 2012.

EISNERAMPER LLP
Iselin, New Jersey
June 22, 2021

TRAVEL + LEISURE CO. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2020	2019
ASSETS:
Participant-directed investments at fair value:
Cash and cash equivalents	$30,243	$69,703
Mutual funds	439,636,804	416,433,538
Common collective trusts	283,401,950	285,942,899
Common stock	40,818,766	50,853,075
Money market	25,034,087	13,977,834
Total investments	788,921,850	767,277,049

RECEIVABLES:
Employer contribution receivable	112,622	916,901
Employee contribution receivable	264,246	1,218,191
Notes receivable from participants	22,053,812	24,154,598
Total receivables	22,430,680	26,289,690

TOTAL ASSETS AVAILABLE FOR BENEFITS	811,352,530	793,566,739

LIABILITIES:
Excess contributions payable	1,969,262	—

NET ASSETS AVAILABLE FOR BENEFITS	$809,383,268	$793,566,739

The accompanying notes are an integral part of these financial statements.

TRAVEL + LEISURE CO. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

2020
ADDITIONS:
Contributions:
Employee contributions	$32,935,063
Employer contributions	19,987,840
Total contributions	52,922,903

Net investment income:
Net appreciation in fair value of investments	81,950,460
Dividends	23,841,575
Other investment loss	(2,457)
Net investment income	105,789,578

Interest income on notes receivable from participants	1,130,682

DEDUCTIONS:
Benefits paid to participants	143,156,800
Administrative expenses	869,834
Total deductions	144,026,634

NET INCREASE IN NET ASSETS	15,816,529

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	793,566,739
End of year	$809,383,268

The accompanying notes are an integral part of these financial statements.

TRAVEL + LEISURE CO. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF PLAN
On January 5, 2021, Wyndham Destinations, Inc. acquired the Travel + Leisure brand and related assets from Meredith Corporation. In connection with this acquisition, on February 17, 2021, Wyndham Destinations, Inc. was renamed Travel + Leisure Co. (“Travel + Leisure” or “the Company”) and will continue to trade on the New York Stock Exchange under the new ticker symbol TNL.

On February 17, 2021, the Wyndham Destinations, Inc. Employee Savings Plan was changed to the Travel + Leisure Co. Employee Savings Plan (the “Plan”). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was formed on August 1, 2006, in connection with the Company’s separation from Cendant Corporation.

Bank of America, N.A. (the “Trustee”) is the Plan’s trustee. The Employee Benefits Committee of the Company (the “Plan Administrator”) controls and manages the operation and administration of the Plan. Under the terms of a trust agreement between the Trustee and the Company, contributions to the Plan are deposited with the Trustee and maintained in a trust on behalf of the Plan. The Plan Administrator has granted discretionary authority to one or more investment managers appointed by the Plan Administrator.

The following is a summary of certain Plan provisions:

Eligibility—Each regular U.S. employee of the Company is eligible to participate in the Plan and receive employer matching contributions following the later of one year of employment and the attainment of age eighteen, excluding employees as defined in the Plan document working at the Travel + Leisure Co. Rio Mar location in Puerto Rico. Additionally, each part-time U.S. employee (as defined in the Plan document) of the Company is eligible to participate in the Plan and receive employer matching contributions following one year of eligible service (as defined in the Plan document) and the attainment of age eighteen.

Contributions—Participants may contribute each year up to 50% of their annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. In 2020, the Company made matching contributions in the amount of 100% of the first 6% of compensation (as defined in the Plan document) that a participant contributed to the Plan on a payroll period basis from January 1, 2020 through July 5, 2020. From July 6, 2020 through December 31, 2020, the Company’s matching contributions were reduced to 100% of the first 3% of compensation (as defined in the Plan document). Participants who have attained age 50 before the end of the taxable year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances (as defined in the Plan document). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, common collective trusts, money market funds, and Travel + Leisure common stock as investment options for participants. Contributions are limited to a maximum of 25% into Travel + Leisure common stock.

Vesting—Participants are immediately 100% vested in their contributions, employer contributions, plus actual earnings/losses thereon.

Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less (provided the vested balance is at least $2,000). The initial principal amount of the loan may not be less than $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits—On termination of service, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in their account.

The Plan offers participants that have investments in Travel + Leisure common stock, the option of having dividends on such stock distributed to the participant in either cash, or deposited into the participant’s account. Any dividends received in cash by participants will be subject to income taxes in the year of receipt. In 2020, the Company’s Board of Directors declared quarterly dividends of $0.50 per share in each of the quarterly periods ended March 31 and June 30 2020, and $0.30 per share in each of the quarterly periods ended September 30, and December 31, 2020 ($1.60 in aggregate). Dividends related to Travel + Leisure common stock that were paid to the Plan were $947,955 of which $21,099 was distributed to participants in cash.

Coronavirus, Aid, Relief, and Economic Security (“CARES”) Act—The CARES Act was signed into law on March 27, 2020. The Company implemented the following provisions of the CARES Act and the Plan was formally amended September 17, 2020, as required by the Act. Participants, who meet specific conditions, were eligible to take a novel coronavirus global pandemic (“COVID-19”) related distribution of up to $100,000 without a 10% early withdrawal penalty. Eligible distributions were allowed to be taken between January 1, 2020 through December 30, 2020, and are required to be repaid within three years. The repayments will be treated as tax-free rollovers into the participant’s account. Additionally, participants who met specific conditions were eligible to take a COVID-19 related loan up to $100,000 (an increase from the $50,000 previously allowed) for the period between March 27, 2020 to September 22, 2020. The CARES Act also required eligible participants with loan repayments due between March 27, 2020 and December 31, 2020, be allowed to delay loan repayments for up to one year. The CARES Act provided that required minimum distributions for defined contribution plans be temporarily suspended for 2020.

2.SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan contains investments in mutual funds, money market funds, common collective trusts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate and credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, the valuation of investments at December 31, 2020 may not necessarily be indicative of amounts that could be realized in a current market exchange.

In March 2020, the World Health Organization classified the outbreak of COVID-19 as a global pandemic. The COVID-19 pandemic has negatively impacted the world economy and generated volatility in the financial markets, including with respect to the market price of Travel + Leisure’s common stock and other Plan assets. Travel + Leisure has seen improvements in its business and signs of improving economic conditions and leisure travel sentiment since the height of the pandemic in 2020; however, the ultimate impacts of COVID-19 on Travel + Leisure, the Plan, and financial markets in general will depend on future developments that are unpredictable, including the scope and duration of the COVID-19 pandemic and the pace of the economic recovery.

Administrative Expenses—Pursuant to the plan document, administrative expenses may be paid by either the Company, the Plan or both.

Payment of Benefits—Benefit payments to participants are recorded when paid. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $588,092 and $320,695 at December 31, 2020 and 2019.

Valuation of Investments and Income Recognition—The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities traded on a national securities exchange, such as common stock, are valued at the last reported sales price on the last business day of the Plan year. Mutual funds and the money market fund are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common collective trusts are valued at the net asset value of the shares held by the Plan at year-end as a practical expedient, which is based on the fair value of the underlying assets.

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads, or 12b-1 fees. Such 12b-1 fees were ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940. These annual fees are used to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity, and thus not separately identifiable as an expense.

The Wells Fargo Stable Value Fund (the “SVF”) is a common collective trust fund that invests primarily in both security-backed contracts (“SBCs”), also known as synthetic guaranteed investment contracts, and guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions. The SVF contains several redemption restrictions including the right to require a 12-month notice for withdrawal of assets from the SVF initiated by the Company. Withdrawals initiated by participants of the Plan will be honored when received.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments, realized gains and losses on investments sold and management and operating expenses associated with the Plan’s investments in mutual funds and collective trusts during the year ended December 31, 2020.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Recently Issued Accounting Pronouncements
Fair Value Measurement Disclosures. In August 2018, the Financial Accounting Standards Board issued guidance which amends the disclosure requirements on fair value measurements. This guidance eliminates the requirements for entities to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. This guidance adds disclosure requirements related to changes in unrealized gains or losses included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and includes a requirement to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. Additionally the amended guidance clarifies that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurement as of the reporting date, and modifies the disclosure requirements for the liquidation of investments in certain entities that calculate net asset value. This guidance is to be applied prospectively for the amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty, all other changes are to be applied retrospectively. This guidance was adopted by the Company on January 1, 2020 and did not have a material impact on the Plan’s financial statements and related disclosures.

3.     FEDERAL INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 3, 2018, informing the Company that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC; therefore, there was no provision for income taxes as of the financial statement date.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4.    FAIR VALUE
The guidance for fair value measurement requires additional disclosures about the Plan’s assets and liabilities that are measured at fair value. The following tables present information about the Plan’s financial assets that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine such fair values. Financial assets carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value driver is observable.

Level 3: Unobservable inputs used when little or no market data is available.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement falls has been determined based on the lowest level input (closest to Level 3) that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset.

The following tables present the Plan’s fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2020 and 2019:

		Quoted Prices in
		Active Markets for
	As of	Identical Assets
	December 31, 2020	(Level 1)

Common stock (a)	$40,818,766	$40,818,766
Mutual funds	439,636,804	439,636,804
Money market (b)	25,034,087	25,034,087
Total investment assets in the fair value hierarchy	505,489,657	505,489,657

Investments measured at net asset value:
Common collective trusts (c)	283,401,950	—
Investments at fair value	$788,891,607	$505,489,657

		Quoted Prices in
		Active Markets for
	As of	Identical Assets
	December 31, 2019	(Level 1)

Common stock (a)	$50,853,075	$50,853,075
Mutual funds	416,433,538	416,433,538
Money market (b)	13,977,834	13,977,834
Total investment assets in the fair value hierarchy	481,264,447	481,264,447

Investments measured at net asset value:
Common collective trusts (c)	285,942,899	—
Investments at fair value	$767,207,346	$481,264,447

(a)    Includes $25,339,867 and $28,308,141 of Travel + Leisure common stock, exempt parties-in-interest as of December 31, 2020 and 2019.
(b)    Primarily represents an investment in BlackRock FedFund.

(c)    Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

5.     EXEMPT PARTY-IN-INTEREST TRANSACTIONS
A portion of the Plan’s investments includes shares of mutual funds that are managed by the Trustee. The Trustee is the custodian of these investments as defined by the Plan, and, therefore, these transactions qualify as exempt party-in-interest transactions.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Plan held 564,866 and 547,652 shares of common stock of Travel + Leisure as of December 31, 2020 and 2019, with fair values of $25,339,867 and $28,308,141.

6.    PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7.     EXCESS CONTRIBUTIONS
For the year ended December 31, 2020, the Plan did not meet the test for highly compensated employees under the IRC sections 401(k) and 401(m). The excess contribution of $1,969,262 as of December 31, 2020 was returned to the participants in March 2021.

8.     NET ASSET VALUE PER SHARE
In accordance with the guidance for fair value measurements in certain entities that calculate Net Asset Value (“NAV”) per share (or its equivalents), the Plan discloses the fair value, redemption frequency and redemption notice period at the participant level for those assets whose fair value is estimated using the NAV per share.

The following table sets forth a summary of the Plan’s investments with a reported NAV at December 31, 2020:

				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value*	Commitment	Frequency	Restrictions	Period
Harding Loevner Emerging
Markets Fund (a)	$18,508,291	$—	Daily	None	1 day
Northern Trust Collective
Aggregate Bond Index Fund (b)	10,456,684	—	Daily	None	N/A
Northern Trust Collective
All Country World Index Fund (c)	23,248,566	—	Daily	None	N/A
Northern Trust Collective
Extended Market Fund (d)	47,335,734	—	Daily	None	N/A
Invesco Oppenheimer OFITC
International Growth Fund II (e)	13,847,955	—	Daily	None	1 day
SSgA S&P 500
Index Fund (f)	111,880,073	—	Daily	None	1 day
Wells Fargo Stable
Value Fund (g)	58,124,647	—	Daily	None	N/A
	$283,401,950	$—

*    The fair values of the investments have been estimated using the NAV of the investment.
(a)    Investment seeks superior long-term returns from a portfolio of well-managed, financially strong companies in growing businesses that have clear competitive advantage.
(b)    Investment seeks to produce results that approximate the overall performance of the Barclay’s U.S. Capital Aggregate Bond Index.

(c)    Investment seeks to produce results that approximate the risk and return characterized by the Morgan Stanley Capital International and All Country World Index.
(d)    Investment seeks to produce results that approximate the overall performance of the Dow Jones U.S. Completion Total Stock Market Index.
(e)    Investment seeks to provide a vehicle for the collective investment of funds held by qualified trusts which seek long-term growth from foreign equity securities.
(f)    Investment seeks to invest in a portfolio of assets whose performance is expected to replicate as closely as possible, before expenses, the performance of the Standard & Poor’s 500 Index.
(g)    Investment seeks to provide a higher rate of return than shorter maturity investments, without the volatility.

The following table sets forth a summary of the Plan’s investments with a reported NAV at December 31, 2019:

				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value*	Commitment	Frequency	Restrictions	Period
Harding Loevner Emerging
Markets Fund (a)	$19,938,743	$—	Daily	None	1 day
Northern Trust Collective
Aggregate Bond Index Fund (b)	12,996,613	—	Daily	None	N/A
Northern Trust Collective
All Country World Index Fund (c)	25,233,053	—	Daily	None	N/A
Northern Trust Collective
Extended Market Fund (d)	47,986,715	—	Daily	None	N/A
Invesco Oppenheimer OFITC
International Growth Fund II (e)	13,456,356	—	Daily	None	1 day
SSgA S&P 500
Index Fund (f)	113,741,436	—	Daily	None	1 day
Wells Fargo Stable
Value Fund (g)	52,589,983	—	Daily	None	N/A
	$285,942,899	$—

*    The fair values of the investments have been estimated using the NAV of the investment.
(a)    Investment seeks superior long-term returns from a portfolio of well-managed, financially strong companies in growing businesses that have clear competitive advantage.
(b)    Investment seeks to produce results that approximate the overall performance of the Barclay’s U.S. Capital Aggregate Bond Index.
(c)    Investment seeks to produce results that approximate the risk and return characterized by the Morgan Stanley Capital International and All Country World Index.
(d)    Investment seeks to produce results that approximate the overall performance of the Dow Jones U.S. Completion Total Stock Market Index.
(e)    Investment seeks to provide a vehicle for the collective investment of funds held by qualified trusts which seek long-term growth from foreign equity securities.
(f)    Investment seeks to invest in a portfolio of assets whose performance is expected to replicate as closely as possible, before expenses, the performance of the Standard & Poor’s 500 Index.
(g)    Investment seeks to provide a higher rate of return than shorter maturity investments, without the volatility.

9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following reconciles Net Assets Available for Benefits per the financial statements to Form 5500 at December 31:

	2020	2019
Net assets available for benefits per the financial statements	$809,383,268	$793,566,739
Less: Amounts allocated to withdrawing participants	(588,092)	(320,695)
Add: Excess contributions payable	1,969,262	—
Net assets available for benefits per Form 5500	$810,764,438	$793,246,044

The following is a reconciliation of the increase in net assets per the financial statements to Form 5500 at December 31:

2020
Net increase in net assets per the financial statements	$15,816,529
Less: 2020 allocated to withdrawing participants	(588,092)
Add: 2019 amounts allocated to withdrawing participants	320,695
Add: Excess contributions payable current year	1,969,262
Net income per Form 5500	$17,518,394

10.    SUBSEQUENT EVENT
As a result of the COVID-19 pandemic in 2020, the Company announced that effective July 6, 2020, it would temporarily limit its 100% matching contributions to the first 3% of eligible pay contributed to the Plan. On January 1, 2021, the Company returned to matching contributions in the amount of 100% of the first 6% of compensation (as defined in the Plan document).

*****

Travel + Leisure Co. Employee Savings Plan
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2020

	(b)	(c)		(e)
	Identity of Issue, Borrower	Description of	(d)	Current
(a)	Current Lessor or Similar Party	Investment	Cost**	Value
	Deutsche Real Estate	Mutual fund		$17,433,250
	Federated Hermes Total Return	Mutual fund		51,174,274
	Fidelity Advisor Freedom Inc I	Mutual fund		901,939
	Fidelity Advisor Freedom 2010I	Mutual fund		1,343,786
	Fidelity Advisor Freedom 2020I	Mutual fund		6,397,251
	Fidelity Advisor Freedom 2030I	Mutual fund		24,976,618
	Fidelity Advisor Freedom 2040I	Mutual fund		21,569,989
	Fidelity Advisor Freedom 2015I	Mutual fund		1,507,383
	Fidelity Advisor Freedom 2025I	Mutual fund		12,470,560
	Fidelity Advisor Freedom 2035I	Mutual fund		27,754,226
	Fidelity Advisor Freedom 2045I	Mutual fund		22,348,279
	Fidelity Advisor Freedom 2050I	Mutual fund		18,354,216
	Fidelity Advisor Freedom 2055 Fund	Mutual fund		19,336,537
	Fidelity Advisor Freedom 2060 Fund	Mutual fund		6,446,598
	Franklin Small Cap Growth R6	Mutual fund		21,254,439
	Harbor Small Cap Value RTMT	Mutual fund		33,322,584
	Lord Abbett Bond Debenture R6	Mutual fund		11,116,939
	MFS Value Fund R6	Mutual fund		20,382,253
	Prudential Jennison Growth Z	Mutual fund		89,476,536
	TransAmerica International Equity Fund	Mutual fund		19,395,739
	Vanguard Inflation Fund	Mutual fund		12,673,408
	Harding Loevner Emerging Markets Fund	Common collective trust		18,508,291
	Northern Trust Collective Aggregate Bond Index Fund	Common collective trust		10,456,684
	Northern Trust Collective All Country World Index Fund	Common collective trust		23,248,566
	Northern Trust Collective Extended Market Fund	Common collective trust		47,335,734
	Invesco Oppenhiemer OFITC International Growth Fund II	Common collective trust		13,847,955
	SSgA S&P 500 Index Fund	Common collective trust		111,880,073
	Wells Fargo Stable Value Fund	Common collective trust		58,124,647
	Wyndham Hotels & Resorts, Inc.	Common stock		15,478,899
*	Travel + Leisure Co.	Common stock		25,339,867
*	Various participants	Loans to participants***		22,053,812
	BLF Money Fund	Money market		591,798
	BlackRock FedFund	Money market		24,442,289
	Cash and cash equivalents			30,243
	Total			$810,975,662

* Party-in-interest
** Cost information is not required for participant-directed investments.
*** Maturity dates range from 1/2/21 to 04/29/36. Interest rates range from 3.25% to 9.5%.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the Travel + Leisure Co. Employee Savings Plan (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Travel + Leisure Co. Employee Savings Plan

/s/ Kimberly A. Marshall
Kimberly A. Marshall
Chief Human Resources Officer
Travel + Leisure Co.

Date: June 22, 2021